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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

3/11/02

For the month of March, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA TBK

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date March 11th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit



GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)



TELKOM

# PRESS RELEASE

No:TEL 75 /PR000/UHI/2002

## Telkom's Interim Financial Report for Fiscal Year 2001

**Bandung, March 11, 2002** – PT Telekomunikasi Indonesia, Tbk. ("Telkom") would like to inform some developments regarding its operations as follows:

### 1. Excerpts of interim unaudited financial results

The following are excerpts from Telkom's (interim) unaudited consolidated financial statements for the years ended December 31, 2001 and 2000:

| (In Millions of Rupiah, except Net Income per share/ADS are in full amount of Rupiah) | **2001** | **2000** |
|---|---|---|
| Operating revenues | 16,130,789 | 12,111,996 |
| Operating income | 7,615,701 | 5,678,153 |
| Net Income | 4,250,110 | 3,010,003 |
| Net income per share | 421.64 | 298.61 |
| Net income per ADS | 8,432.76 | 5,972.23 |

Telkom consolidates its subsidiaries of PT Telekomunikasi Seluler ("Telkomsel"), PT Dayamitra Telekomunikasi ("Dayamitra"), PT Infomedia Nusantara ("Infomedia"), PT Indonusa Telemedia ("Indonusa"), and PT Graha Sarana Duta ("GSD").

As of December 31, 2001, Telkom recorded fixed wire-lines in service of 7,218,938 while Telkomsel recorded 3,252,032 subscribers.

Average revenue per user (ARPU) per month for:

| | **2001** | **2000** |
|---|---|---|
| Fixed wire-lines (in Telkom regions) (Rp thousands) | 141 | 126 |
| Cellular (Telkomsel) (Rp thousands) | 287 | 281 |

### 2. Payment to Indosat

On February 28, 2002 the Company has made an initial payment to Indosat for Rp 600 billion of the total US$198 million with regard to the termination of KSO-IV sales and purchase agreement. Indosat and Telkom is now in the discussion to reach an appropriate settlement for the payment.

*PT TELEKOMUNIKASI INDONESIA - CORPORATE OFFICE*

Jl. Japati No. 1 Telp. : 62 - 22 - 4521510, Fax. : 62 - 22 - 4240313 Bandung 40133 - Indonesia

3. **Buy-out of KSO-I**

Similar to the payment scheme of KSO-VI buy-out, payment for the buy-out of KSO-I will be financed from the Distributable Telkom Revenues (DTR) generated from the Division.

4. **Bond issuance plan**

Telkom is currently in the preparation to issue debenture (bond) for financing its investments including for T-21 projects 2002 – 2005. T-21 projects will include the development of fixed wireless (CDMA), backbone transmissions, and POTS switching / fixed wire-lines switching. Information for the amount of proceed and timing of such issuance is not yet available.

5. **Compensation for early termination of exclusivity rights**

With regard to the compensation for acceleration of Telkom's exclusivity in local and long distance services, Telkom and the Government is still discussing the form of compensation to Telkom.



**SETIAWAN SULISTYONO**
**Head of Investor Relations**

For further information please contact:

**PT Telekomunikasi Indonesia, Tbk.**
**Investor Relations Unit**
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500


TELKOM

TO: Securities and Exchange Commission

ATTN: Mr. Arthur Levitt

TO: FAX PHONE#: 12029429646
TIME: Mon Mar 11 06:50:57 2002
TOTAL PAGES : 3 PAGES INCLUDING COVER SHEET


TELKOM

# PRESS RELEASE

No:TEL /PR000/UHI/2002

## Telkom's Interim Financial Report for Fiscal Year 2001

**Bandung, March 11, 2002** – PT Telekomunikasi Indonesia, Tbk. ("Telkom") would like to inform some developments regarding its operations as follows:

### 1. Excerpts of interim unaudited financial results

The following are excerpts from Telkom's (interim) unaudited consolidated financial statements for the years ended December 31, 2001 and 2000:

| (In Millions of Rupiah, except Net Income per share/ADS are in full amount of Rupiah) | **2001** | **2000** |
|---|---|---|
| Operating revenues | 16,130,789 | 12,111,996 |
| Operating income | 7,615,701 | 5,678,153 |
| Net Income | 4,250,110 | 3,010,003 |
| Net income per share | 421.64 | 298.61 |
| Net income per ADS | 8,432.76 | 5,972.23 |

Telkom consolidates its subsidiaries of PT Telekomunikasi Seluler ("Telkomsel"), PT Dayamitra Telekomunikasi ("Dayamitra"), PT Infomedia Nusantara ("Infomedia"), PT Indonusa Telemedia ("Indonusa"), and PT Graha Sarana Duta ("GSD").

As of December 31, 2001, Telkom recorded fixed wire-lines in service of 7,218,938 while Telkomsel recorded 3,252,032 subscribers.

Average revenue per user (ARPU) per month for:

| | **2001** | **2000** |
|---|---|---|
| Fixed wire-lines (in Telkom regions) (Rp thousands) | 141 | 126 |
| Cellular (Telkomsel) (Rp thousands) | 287 | 281 |

### 2. Payment to Indosat

On February 28, 2002 the Company has made an initial payment to Indosat for Rp 600 billion of the total US$198 million with regard to the termination of KSO-IV sales and purchase agreement. Indosat and Telkom is now in the discussion to reach an appropriate settlement for the payment.

*PT TELEKOMUNIKASI INDONESIA - CORPORATE OFFICE*

Jl. Japati No. 1 Telp. : 62 - 22 - 4521510, Fax. : 62 - 22 - 4240313 Bandung 40133 - Indonesia

3. **Buy-out of KSO-I**

Similar to the payment scheme of KSO-VI buy-out, payment for the buy-out of KSO-I will be financed from the Distributable Telkom Revenues (DTR) generated from the Division.

4. **Bond issuance plan**

Telkom is currently in the preparation to issue debenture (bond) for financing its investments including for T-21 projects 2002 – 2005. T-21 projects will include the development of fixed wireless (CDMA), backbone transmissions, and POTS switching / fixed wire-lines switching. Information for the amount of proceed and timing of such issuance is not yet available.

5. **Compensation for early termination of exclusivity rights**

With regard to the compensation for acceleration of Telkom's exclusivity in local and long distance services, Telkom and the Government is still discussing the form of compensation to Telkom.



**SETIAWAN SULISTYONO**
**Head of Investor Relations**

For further information please contact:

**PT Telekomunikasi Indonesia, Tbk.**
**Investor Relations Unit**
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500